Filed by Terra Nova Royalty
Corporation pursuant to Rule 425 under
the Securities Act of 1933
Subject Company: Terra Nova Royalty Corporation
Commission File No.: 001-04192

NEWS RELEASE

Corporate	Investors	Media
Terra Nova Royalty Corp	Allen & Caron Inc.	Allen & Caron Inc.
Rene Randall	Joseph Allen	Len Hall
1 (604) 683-8286 ex 224	1 (212) 691-8087	1 (949) 474-4300
rene.randall@terranovaroyalty.com	joe@allencaron.com	len@allencaron.com

UPDATE ON OFFER FOR ALL OF THE SHARES OF MASS FINANCIAL CORP.
NEW YORK (November 4, 2010) . . . Terra Nova Royalty Corporation (NYSE: TTT) (“Terra Nova”) is pleased to provide the following update respecting its offer to acquire all of the shares of Mass Financial Corp. (“Mass”) (Vienna Stock Exchange symbol: MASS) (OTC Pink Sheets: MFCAF) through a wholly-owned subsidiary (the “Offer”). Terra Nova has received authorization from the New York Stock Exchange to list the shares to be issued pursuant to the Offer and previously on November 1, 2010 announced that over 99% of its shareholders voting at its special meeting on October 29, 2010 approved the same.
Terra Nova has also filed two amendments to its registration statement on Form F-4 dated October 7, 2010 (the “Registration Statement”) respecting the Offer, which included a prospectus that was mailed to Mass Shareholders. The most recent amendment to the Registration Statement (the “Amended Registration Statement”) was filed on November 2, 2010 and is available on the website of the United States Securities and Exchange Commission (www.sec.gov). The Amended Registration Statement provided additional disclosure respecting, among other things:
•	that highlighted that:
Michael Smith, the Chairman, Chief Executive Officer, President and a director of Terra Nova is also the Chairman, President and director of Mass. As a result, Mr. Smith abstained from voting on the proposed transaction as a director of either company. Additionally, based on public filings and other publicly available information, Terra Nova believes that Peter Kellogg holds approximately 19.5% of the outstanding Mass class A common shares and 20.7% of the outstanding Terra Nova common shares. In his public filings, Mr. Kellogg disclaims beneficial ownership of a majority of the Terra Nova common shares held.
•	the background negotiations between Terra Nova and Mass in regards to the Offer.

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•	the filing as an exhibit to the Amended Registration Statement of the directors’ circular of Mass respecting the Offer dated October 14, 2010, a copy of which was previously sent by Mass to Mass shareholders.
•	the fairness opinion provided to Terra Nova’s Special Committee of directors by its financial advisor.
The Offer remains subject to certain conditions set out in the Amended Registration Statement including Terra Nova acquiring such number of Mass shares pursuant thereto that, together with Mass shares held by Terra Nova, constitute not less than 50.1% of the Mass shares on a fully-diluted basis.
In order to receive common shares of Terra Nova under the Offer, Mass shareholders must tender their Mass Shares prior to the expiry time of the Offer, being 11:59 p.m. (New York time) on November 8, 2010.
Shareholders who have any questions regarding the procedure for tendering shares under the Offer should contact the information agent for the Offer at:
Georgeson Inc.
199 Water Street, 26th Floor
New York, New York 10038
Toll-Free: 1 (800) 561-2871
Banks and Brokerage Firms call collect: 1 (212) 440-9800
About Terra Nova
Terra Nova is active in the mineral royalty and natural resources industry.
Additional Information
This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of Mass. Terra Nova has filed a Registration Statement on Form F-4, as amended, with the Securities and Exchange Commission (“SEC”) in connection with the Offer and proposed acquisition of Mass. These documents contain important information about the transaction and should be read before any decision is made with respect to the Offer. Investors and stockholders may obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov.
In addition to the Registration Statement on Form F-4 and the related offer materials, Terra Nova files or furnishes annual, quarterly and special reports, and other information with the SEC. You may read and copy any reports, statements or other information filed or furnished by Terra Nova at the SEC’s Public Reference Room at Station Place, 100 F Street, N.E., Washington, D.C. 20549. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the Public Reference Room. Terra Nova’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

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Forward-Looking Statements
This document contains statements which are, or may be deemed to be, “forward-looking statements” which are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events, and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements.
Often, but not always, forward-looking statements can be identified by the use of forward-looking words such as “plans”, “expects” or “does not expect”, “is expected”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will” be taken, occur or be achieved. Such statements are qualified in their entirety by the inherent risks and uncertainties surrounding future expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Terra Nova to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Important factors that could cause actual results, performance or achievements of Terra Nova to differ materially from the expectations of Terra Nova include, among other things, general business and economic conditions globally, commodity price volatility, industry trends, competition, changes in government and other regulation, including in relation to the environment, health and safety and taxation, labor relations and work stoppages, changes in political and economic stability, the failure to meet certain conditions of the offer and/or the failure to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis or at all, the inability to successfully integrate Mass’s operations and programs with those of Terra Nova, incurring and/or experiencing unanticipated costs and/or delays or difficulties relating to integration of Mass, disruptions in business operations due to reorganization activities and interest rate and currency fluctuations. Such forward-looking statements should therefore be construed in light of such factors.
Other than in accordance with its legal or regulatory obligations, Terra Nova is not under any obligation and Terra Nova expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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